Exhibit 99.1

One Daytona Boulevard
Daytona Beach, FL 32114
www.internationalspeedwaycorporation.com

YOUR VOTE IS VERY IMPORTANT - VOTE TODAY

October 7, 2019

Dear Shareholder:

You should have received proxy materials in connection with the special meeting of shareholders being held on October 16, 2019. Our records indicate you have not yet voted your shares. Please cast your vote now using the enclosed proxy card or voting instruction form to vote by internet, phone or mail following the instructions printed on the card.

At the special meeting, holders of our Class A common stock, par value $0.01 per share (“Class A Common Stock”), and our Class B common stock, par value $0.01 per share (“Class B Common Stock,” and together with the Class A Common Stock, the “Company Common Stock”), will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of May 22, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among International Speedway Corporation (the “Company”), NASCAR Holdings, Inc., a Florida corporation (including any successor thereof, whether by merger or conversion) (“Parent”), and Nova Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”).

If the Merger is completed, and upon the satisfaction of the conditions set forth in the Merger Agreement, holders of Company Common Stock (other than holders who have elected to dissent from the Merger and seek appraisal rights and holders of the Rollover Shares (as defined below)) will be entitled to receive $45.00 in cash for each share held (the “Merger Consideration”).

The proposed Merger is a “going-private” transaction under the rules of the Securities and Exchange Commission (the “SEC”). Approximately 75% of the combined voting power of the outstanding Company Common Stock is owned by James C. France (the Company’s Chairman of the Board), Lesa France Kennedy (the Company’s Vice Chairwoman and Chief Executive Officer), Brian Z. France (a director of the Company) as well as certain members of their respective families and related entities and trusts (the “France Family Group”). Parent is currently wholly owned by James C. France, Lesa France Kennedy and certain members of their respective families (other than Brian Z. France) and related entities and trusts. Prior to the effective time of the Merger, members of the France Family Group (other than Brian Z. France, his children and certain related entities and trusts) (such members of the France Family Group, the “Rollover Shareholders”) will cause to be transferred, directly or indirectly to Parent, pursuant to a rollover letter agreement, dated as of the date of the Merger Agreement, between such shareholders and Parent (the “Rollover Commitment Letter”), shares of Company Common Stock (the “Rollover Shares”), including through transfers of the equity interests of certain of such Rollover Shareholders to Parent or to a newly formed holding company, which in turn will cause the applicable Rollover Shares held by such Rollover Shareholders to be transferred, directly or indirectly, to Parent, and, as a result, such Rollover Shareholders will not receive the Merger Consideration. We refer to the Rollover Shareholders together with Parent and Merger Sub as the “Purchaser Group Members.”

The board of directors of the Company unanimously recommends that shareholders vote “FOR” the Merger Agreement Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal as set forth in the proxy materials.

The Merger Agreement Proposal must be approved by the affirmative vote of the holders of at least a majority of the aggregate voting power of all outstanding shares of Company Common Stock, voting together as a single class, entitled to vote on such matter at the special meeting. In addition, the Merger Agreement makes it a condition to the parties’ obligations to

Exhibit 99.1

consummate the Merger that holders of at least a majority of the aggregate voting power of all outstanding shares of Company Common Stock held by the Public Shareholders (as such term is defined in the proxy materials), voting together as a single class, entitled to vote on such matter at the special meeting, vote in favor of the approval of the Merger Agreement.

If you fail to vote on the Merger Agreement Proposal, the effect will be the same as a vote against the approval of the Merger Agreement. Parent has agreed in the Merger Agreement that it will cause each Rollover Shareholder to vote all shares of Company Common Stock beneficially owned by such Rollover Shareholder in favor of the approval of the Merger Agreement Proposal.

If you have any questions, or need assistance in voting, please contact our proxy solicitor MacKenzie Partners, Inc. toll-free at (800) 322-2885. If you have recently voted, please disregard this reminder and thank you for your attention to this important matter.

Sincerely,
W. Garrett Crotty
Executive Vice President, Secretary and General Counsel